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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)
Under the Securities Exchange Act of 1934

Agnico Eagle Mines Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

008474108

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒           Rule 13d-1(b)
☐           Rule 13d-1(c)
☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Sec 1745 (6/01)

CUSIP No. 008474108	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Canada Pension Plan Investment Board / Not applicable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ Not applicable (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,789,105
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,789,105
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,789,105
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.57%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a).	Name of Issuer

The name of the issuer is Agnico Eagle Mines Ltd. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 145 King Street  East, Suite 400, Toronto, ON M5C 2Y7.

Item 2(a).	Name of Person Filing

This statement is being filed by Canada Pension Plan Investment Board (“CPP Investment Board”).

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address of the principal business office of the reporting person is One Queen Street East, Suite 2600, Toronto, Ontario M5C 2W5, Canada.

Item 2(c).	Citizenship

Canada.

Item 2(d).	Title of Class of Securities

The securities to which this statement relates are Common Shares (the “Shares”) of the Company.

Item 2(e).	CUSIP Number

The CUSIP number of the Shares is 008474108.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☒	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:  Employee benefit plan.

Item 4.	Ownership

(a)             As of December 31, 2009, CPP Investment Board directly owned 5,789,105 Shares.

(b)             The Shares directly owned by CPP Investment Board represented approximately 3.57% of the issued and outstanding Shares as of December 31, 2009.

(c)             As of December 31, 2009, CPP Investment Board had the sole power to vote or to direct the voting of the Shares and had the sole power to dispose of or to direct the disposition of the Shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that to the best of my knowledge and belief, the Canadian regulatory scheme applicable to employee benefit plans is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
As of December 31, 2009.

Canada Pension Plan Investment Board

By:	/s/ J.H. Butler
Name:	J. H. Butler
Title:	Senior Vice President – General Counsel and Corporate Secretary